October 23, 2006	Michele D. Vaillancourt
Direct Dial: (612) 604-6681
Direct Fax: (612) 604-6881
mvaillancourt@winthrop.com

Via EDGAR and Federal Express

Securities and Exchange Commission

Station Place, Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 4561

Re:	Vital Images, Inc.
Registration Statement on Form S-3
File No. 333-137237
Filed on September 11, 2006

Ladies and Gentlemen:

On behalf of Vital Images, Inc. (“Vital Images” or “the company”), a Minnesota corporation, we are responding to the comments presented in the letter from Ms. Barbara C. Jacobs dated September 25, 2006.  For the Staff’s convenience, each of our responses is preceded by the corresponding Staff’s comment.

General

Comment 1.

We note the company’s Forms 8-K filed on the April 21, 2006, April 27, 2006, May 2, 2006, and August 1, 2006, which report events pursuant to Item 2.01. Please be advised that since these filings are reporting events relating to your Results of Operations and Financial Condition, they are to be filed under Item 2.02 of Form 8-K.

Response 1.	In the future, Vital Images will report events relating to its Results of Operations and Financial Condition under Item 2.02 of Form 8-K.

Requests for Confidential Treatment

Comment 2.	Staff comments on your application for confidential treatment relating to certain portions of Exhibit 10.1 to your Form 10-Q for the quarterly period ended June 30, 2006 and Exhibit 10.1 and 10.2 of your Form 10-Q for the quarterly period ended March 31, 2005 will be provided by separate letter.  Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-3.

Response 2.

We have been advised that the comments regarding Vital Images’ application for confidential treatment relating to certain portions of Exhibit 10.1 to its Form 10-Q for the quarter ended June 30, 2006 and Exhibits 10.1 and 10.2 to its Form 10-Q for the quarter ended March 31, 2006 have been resolved to the Staff’s satisfaction.

On October 24, 2006, Vital Images plans to file pre-effective Amendment No. 1 to the Form S-3 to file the recently-dated consents of Winthrop & Weinstine, P.A. and PricewaterhouseCoopers LLP.

As set forth in Ms. Jacobs’ September 25, 2006 letter, when Vital Images requests acceleration of the effective date of the above-referenced Registration Statement, as amended, it will acknowledge that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6681.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Michele D. Vaillancourt

Michele D. Vaillancourt

MDV:llh
cc:	Vital Images, Inc.
PricewaterhouseCoopers, LLP